                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              --------------------
                                  SCHEDULE 13D
                                 (RULE 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              (AMENDMENT NO. __)(1)

                       AMERICAN BIOGENETIC SCIENCES, INC.
                       ----------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                   024611 10 5
                                   -----------
                                 (CUSIP Number)

                                   Hope Flack
                                BVF Partners L.P
                       227 West Monroe Street, Suite 4800
                             Chicago, Illinois 60606
                                (312) 263-7777
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 7, 2000
                               ------------------
             (Date of Event Which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)


---------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

-----------------------------                      -----------------------------
   CUSIP NO. 024611 10 5              13D               Page 2 of 9 Pages
-----------------------------                      -----------------------------


--------- ----------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:
                   BIOTECHNOLOGY VALUE FUND, L.P.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------- ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /x/  (b) / /
--------- ----------------------------------------------------------------------
    3     SEC USE ONLY
--------- ----------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE
--------- ----------------------------------------------------------------------
         NUMBER             5    SOLE VOTING POWER
           OF                        0
         SHARES                 -----------------------------------------------
      BENEFICIALLY          6    SHARED VOTING POWER
      OWNED BY EACH                  4,200,000
        REPORTING               ----------------------------------------------
         PERSON             7    SOLE DISPOSITIVE POWER
          WITH                       0
                                ----------------------------------------------
                            8    SHARED DISPOSITIVE POWER
                                     4,200,000
--------- ----------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,200,000
--------- ----------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                    / /
--------- ----------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   7.7%
--------- ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*
                   PN
--------- ----------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
   CUSIP NO. 024611 10 5              13D               Page 3 of 9 Pages
-----------------------------                      -----------------------------


--------- ----------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:
                   BIOTECHNOLOGY VALUE FUND II, L.P.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------- ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/  (b) / /
--------- ----------------------------------------------------------------------
    3     SEC USE ONLY
--------- ----------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE
--------- ----------------------------------------------------------------------
         NUMBER             5   SOLE VOTING POWER
           OF                        0
         SHARES                 -----------------------------------------------
      BENEFICIALLY          6   SHARED VOTING POWER
      OWNED BY EACH                  7,200,000
        REPORTING               ----------------------------------------------
         PERSON             7   SOLE DISPOSITIVE POWER
          WITH                       0
                                ----------------------------------------------
                            8   SHARED DISPOSITIVE POWER
                                     7,200,000
--------- ----------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   7,200,000
--------- ----------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                    / /
--------- ----------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   13.2%
--------- ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*
                   PN
--------- ----------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
   CUSIP NO. 024611 10 5              13D               Page 4 of 9 Pages
-----------------------------                      -----------------------------


--------- ----------------------------------------------------------------------
    1      NAME OF REPORTING PERSON:
                   BVF PARTNERS L.P.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------- ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/  (b) / /
--------- ----------------------------------------------------------------------
    3     SEC USE ONLY
--------- ----------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE
--------- ----------------------------------------------------------------------
         NUMBER             5    SOLE VOTING POWER
           OF                        0
         SHARES                 -----------------------------------------------
      BENEFICIALLY          6    SHARED VOTING POWER
      OWNED BY EACH                  12,000,000
        REPORTING               ----------------------------------------------
         PERSON             7    SOLE DISPOSITIVE POWER
          WITH                       0
                                ----------------------------------------------
                            8    SHARED DISPOSITIVE POWER
                                     12,000,000
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   12,000,000
--------- ----------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                    / /
--------- ----------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   21.9%
--------- ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*
                   PN
--------- ----------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
   CUSIP NO. 024611 10 5              13D               Page 5 of 9 Pages
-----------------------------                      -----------------------------


--------- ----------------------------------------------------------------------
    1     NAME OF REPORTING PERSON:
                   BVF INC.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------- ----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) /X/  (b) / /
--------- ----------------------------------------------------------------------
    3     SEC USE ONLY
--------- ----------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE
-------------------------- ----- -----------------------------------------------
         NUMBER             5    SOLE VOTING POWER
           OF                        0
         SHARES                 -----------------------------------------------
      BENEFICIALLY          6    SHARED VOTING POWER
      OWNED BY EACH                  12,000,000
        REPORTING               ----------------------------------------------
         PERSON             7    SOLE DISPOSITIVE POWER
          WITH                       0
                                ----------------------------------------------
                            8   SHARED DISPOSITIVE POWER
                                     12,000,000
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 12,000,000
--------- ----------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                    / /
--------- ----------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                   21.9%
--------- ----------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*
                   IA, CO
--------- ----------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                      -----------------------------
   CUSIP NO. 024611 10 5              13D               Page 6 of 9 Pages
-----------------------------                      -----------------------------

         ITEM 1.  SECURITY AND ISSUER.

                  This Statement on Schedule 13D (this "Statement") relates to Series A Convertible Preferred Stock (the "Preferred Stock) and Warrants (the "Warrants") of American Biogenetic Sciences, Inc., a Delaware corporation ("American Biogenetic"). Class A Common Stock, par value $0.001 per share, (the "Common Stock," and collectively with the Preferred Stock and the Warrants, the "Securities") underlies both the Preferred Stock and Warrants. The principal executive office of American Biogenetic is located at 1375 Akron Street, Copiague, New York 11726.

         ITEM 2.  IDENTITY AND BACKGROUND.

                  The persons filing this Statement, the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and certain information regarding each of them, are as follows:

         (a) Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Partners L.P., a Delaware limited partnership ("Partners"), BVF Inc., a Delaware corporation ("BVF Inc."), and Mark
         N. Lampert, an individual ("Lampert") (collectively, the "Reporting Persons").

         (b) The business address of BVF, BVF2 and Partners is 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606. The business address of BVF Inc. and Lampert is One Sansome Street, 39th Floor, San Francisco, California 94104.

         (c) Partners is the general partner of BVF and BVF2, which are investment limited partnerships. BVF Inc. is an investment advisor to and general partner of Partners. Lampert is the sole shareholder, sole director and an officer of BVF Inc.

         (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Lampert is a citizen of the United States of America.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  On February 7, 2000, Partners, in its capacity as general partner of BVF and BVF2 and using funds provided by BVF's working capital and BVF2's working capital pursuant to the terms of their respective limited partnership agreements, and in its

-----------------------------                      -----------------------------
   CUSIP NO. 024611 10 5              13D               Page 7 of 9 Pages
-----------------------------                      -----------------------------

         capacity as investment advisor for Investment 10 L.L.C., an Illinois limited liability company ("ILL10") and using funds under management by Partners pursuant to its investment management agreements with ILL10, purchased Promissory Notes (the "Notes," attached hereto as EXHIBIT C) that mature upon the closing of the transaction reported in this Statement, which will occur no later than March 15, 2000 ("the Closing Date"). The Notes are payable in Warrants and either a new class of preferred stock or Common Stock, as detailed below. The creation of a new class of preferred stock must be approved by the shareholders of American Biogenetic, who will vote on or before the Closing Date. The number of shareholder votes approving the creation must represent a majority of all then-outstanding shares of all classes of Common Stock. If such a majority approves the creation of the Preferred Stock, the Notes will be payable in Warrants and Preferred Stock. If shareholder approval is not obtained, the Notes are payable instead in Warrants and Common Stock. The number of shares of Common Stock that will be issued will equal the number of shares of Common Stock that underlie the Preferred Stock.

         ITEM 4.  PURPOSE OF TRANSACTIONS.

                  The sole purpose of the acquisitions of the Securities reported herein is and was for investment. The Reporting Persons did not at the time of such acquisitions of the Securities, and do not presently, have any plan to acquire control of American Biogenetic. The Reporting Persons may acquire or dispose of additional Securities from time to time.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) BVF beneficially owns 4,200,000 shares of Common Stock, which represents approximately 7.7% of the aggregate number of shares of common stock outstanding as of February 7, 2000 (as represented to the Reporting Persons by American Biogenetic pursuant to the transaction reported in this Statement, the "Outstanding Shares"). BVF2 beneficially owns 7,200,000 shares of Common Stock, which represents approximately 13.2% of the Outstanding Shares. Partners beneficially owns 12,000,000 shares of Common Stock, which represents approximately 21.9% of the Outstanding Shares. BVF Inc. beneficially owns 12,000,000 shares of Common Stock, which represents approximately 21.9% of the Outstanding Shares. The number of shares for each Reporting Person as referred to in this ITEM 5(a) is based upon the beneficial ownership of Warrants that are first exercisable on the Closing Date and the beneficial ownership of Preferred Stock that is also first convertible on the Closing Date (or Common Stock as provided in lieu thereof, see ITEM 3). Neither ILL10 nor any of the other managed accounts that are managed by Partners (together with ILL10, the "Accounts") individually owns more than 5% of the Outstanding Shares.

         (b) BVF shares voting and dispositive power over the 4,200,000 shares of Common Stock it beneficially owns with Partners. BVF2 shares voting and dispositive power over the 7,200,000 shares of Common Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 12,000,000 shares of Common Stock they beneficially own with, in addition to BVF and BVF2, the managed account on whose behalf Partners, as investment advisor, purchased such shares. The managed account on whose behalf Partners owns shares of the Stock is ILL10. The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is BVF Partners L.P., 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606.

-----------------------------                      -----------------------------
   CUSIP NO. 024611 10 5              13D               Page 8 of 9 Pages
-----------------------------                      -----------------------------

         (c) The only transaction in the Securities by the Reporting Persons during the past 60 days is the February 7, 2000 purchase by Partners, on behalf of BVF, BVF2 and ILL10, of Promissory Notes for an aggregate amount of $3,000,000, to be paid by the issuance of an aggregate number of: (i) 6,000,000 Warrants (exercisable into 6,000,000 share of Common Stock) and (ii) 6,000 shares of Preferred Stock (convertible into 6,000,000 share of Common Stock) or, depending upon the outcome of the American Biogenetic shareholder vote, 6,000,000 shares of Common Stock (see ITEM 3). No other transaction in the Securities has been effected by the Reporting Persons during the past 60 days.

         (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Securities in proportion to their respective ownership interests therein.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Partners is the general partner of both BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in the Securities and to vote, exercise or convert and dispose of the Securities. Pursuant to such limited partnership agreements, Partners is entitled to allocations based on assets under management and realized and unrealized gains thereon. Pursuant to investment management agreements with the Accounts, Partners and BVF Inc. have the authority, among other things, to invest funds of the Accounts in the Securities and to vote, exercise or convert and dispose of the Securities. Pursuant to such agreements, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99A - Agreement Regarding Joint Filing

         Exhibit 99B - Securities Purchase Agreement

         Exhibit 99C - Promissory Notes

         Exhibit 99D - Warrant Certificate

         Exhibit 99E - Certificate of Designation

-----------------------------                      -----------------------------
   CUSIP NO. 024611 10 5              13D               Page 9 of 9 Pages
-----------------------------                      -----------------------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated:  February 28, 2000

                  BIOTECHNOLOGY VALUE FUND, L.P.

                  By:      BVF Partners L.P., its general partner

                           By:      BVF Inc., its general partner


                                     By: /s/ Mark N. Lampert
                                         ---------------------
                                            Mark N. Lampert
                                            President

                  BIOTECHNOLOGY VALUE FUND II, L.P.

                  By:      BVF Partners L.P., its general partner

                           By:      BVF Inc., its general partner


                                      By: /s/ Mark N. Lampert
                                         ---------------------
                                            Mark N. Lampert
                                            President

                  BVF PARTNERS L.P.

                  By:      BVF Inc., its general partner


                           By: /s/ Mark N. Lampert
                               ---------------------
                                    Mark N. Lampert
                                    President

                  BVF INC.


                  By: /s/ Mark N. Lampert
                      ---------------------
                           Mark N. Lampert
                           President